Exhibit 99.3

MTX110 Development for the Treatment of Glioma Released : 21 Jun 2022 07:00 RNS Number : 5470P Midatech Pharma PLC 21 June 2022 21 June 2022 Midatech Pharma PLC ("Midatech" or the "Company") Orphan Designation Granted by EMA to MTX110 Development for the Treatment of Glioma Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), an R&D biotechnology company focused on improving the bio-delivery and biodistribution of medicines, is pleased to announce that following the submission of an application to the European Medicines Agency ("EMA"), its development programme of MTX110 for the treatment of glioma has been granted Orphan Medicinal Product designation by the agency. Midatech has been developing MTX110 for the treatment of recurrent glioblastoma ("rGBM") in adult patients and diffuse intrinsic pontine glioma ("DIPG") and medulloblastoma in paediatric patients. Orphan designation is granted by the EMA to medicines that meet pre-specified criteria, including treatment of a lifethreatening condition and prevalence of no more than 5 in 10,000 in the EU. The designation is intended to offer a range of incentives that facilitate development of the medicine, such as protocol development assistance, reduction in fees and market exclusivity upon successful approval of the drug. Commenting, Dmitry Zamoryakhin, CSO of Midatech, said: "Both rGBM and DIPG are devastating and incurable cancers marked by short survival rates and universal recurrence. Receiving Orphan designation for MTX110 is an important milestone for the development of the drug, as it demonstrates the need for novel and effective treatment options for these fatal diseases and highlights a potential benefit that the development of MTX110 might bring to patients." About MTX110 MTX110 is a water-soluble form of panobinostat free base, achieved through complexation with hydroxypropyl cyclodextrin (HPBCD), that enables convection-enhanced delivery (CED) at potentially chemotherapeutic doses directly to the site of the tumour. Panobinostat is a hydroxamic acid and acts as a non-selective histone deacetylase inhibitor (pan- HDAC inhibitor). The currently available oral formulation of panobinostat lactate (Farydak®) is not suitable for treatment of brain cancers owing to poor blood-brain barrier penetration and inadequate brain drug concentrations. Based on favourable translational science data, MTX110 is being evaluated clinically as a treatment for DIPG (NCT03566199, NCT04264143) and recurrent medulloblastoma (NCT04315064), and preclinically for treatment of glioblastoma (SNO 2020 Abstract TMOD-27). MTX110 is delivered directly into and around the patient's tumour via a catheter system (e.g. CED or fourth ventricle infusions) to bypass the blood-brain barrier. This technique exposes the tumour to very high drug concentrations while simultaneously minimising systemic drug levels and the potential for toxicity and other side effects. Panobinostat has demonstrated high potency against DIPG tumour cells in in vitro and in vivo models, and in a key study it was the most promising of 83 anticancer agents tested in 14 patient-derived DIPG cell lines (Grasso et al, 2015. Nature Medicine 21(6), 555-559). For more information, please contact: Midatech Pharma PLC Dmitry Zamoryakhin, CSO Tel: +44 (0)29 20480 180 www.midatechpharma.com Strand Hanson Limited (Nominated and Financial Adviser) James Dance / Matthew Chandler / Rob Patrick Tel: +44 (0)20 7409 3494 Turner Pope Investments (TPI) Limited (Joint Broker) Andrew Thacker / James Pope (Corporate Broking) Tel: +44 (0)20 3657 0050 IFC Advisory Limited (Financial PR and UK Investor Relations) Tim Metcalfe / Graham Herring Tel: +44 (0)20 3934 6630 Email: midatech@investor-focus.co.uk Edison Group (US Investor Relations) Alyssa Factor Tel: +1 (860) 573 9637 Email: afactor@edisongroup.com About Midatech Pharma PLC Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines. The Company combines approved and development medications with its proprietary and innovative drug delivery technologies to provide compelling products that have the potential to powerfully impact the lives of patients. The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company's technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform: · Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months). · MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours. · MidaCore™ platform: a leading-edge nanotechnology used for targeting medications to sites of disease. The platform nature of the technologies offers the potential to develop multiple drug assets rather than being reliant on a limited number of programmes. Midatech's technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications. Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com Forward-Looking Statements Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States Private Securities Litigation Reform Act. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements. Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. 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